FOIA Confidential Treatment Requested By Höegh LNG Partners LP

FOIA CONFIDENTIAL TREATMENT REQUEST

November 1, 2016

Via EDGAR

Lyn Shenk

Branch Chief

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Re:	Höegh LNG Partners LP Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 28, 2016 File No. 001-36588

Dear Ms. Shenk:

Set forth below is the response of Höegh LNG Partners LP (the “Partnership,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2016, with respect to the Partnership’s Form 20-F for the year ended December 31, 2015, filed with the Commission on April 28, 2016 (“Form 20-F”).

For your convenience, the responses are prefaced by the exact text of the Staff’s comments in bold text. All references to page numbers and captions correspond to the Form 20-F, unless otherwise specified.

The Partnership is requesting confidential treatment pursuant to 17 C.F.R. §200.83 (“Rule 83”) for portions of response, indicated by [***] (the “Confidential Material”), and consequently, portions of this response are redacted from this EDGAR filing. The Partnership has contemporaneously provided an unredacted response to the Staff. Each page of this letter is marked for the record with the identifying numbers and code HMLP-001 through HMLP-009. Please inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

HMLP001

Securities and Exchange Commission     November 1, 2016, Page 2

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

Selected Financial Data

Non-GAAP Measures, page 9

1.	Please revise the charts in this section on pages 10 and 11 for consistency with those presented on page F-24 and F-25. Specifically, the tables included in the financial statement footnote contain a column titled “eliminations,” which appears to be the conversion of the proportional consolidation method back to the equity method for financial statement purposes. Further, please add footnote explanations to this column here and on pages F-24 and F-25 that describe what these eliminations represent. You should fully explain the nature of any other items considered in this column, to the extent material.

Response: The Partnership respectfully requests that it be permitted to revise the charts on pages 10 and 11 for consistency with those presented on pages F-24 and F-25 and to add the additional footnote explanations for the column titled “eliminations” in any subsequently filed quarterly reports on Form 6-K and Annual Reports on Form 20-F, beginning with the quarterly report on Form 6-K for the nine months ending September 30, 2016 and Form 20-F for the year ending December 31, 2016. As explained in the footnotes, the eliminations represent a conversion of the proportional consolidation method back to equity accounting.

The tables below set forth examples of the additional footnote explanations to the reconciliation of net income to EBITDA measures that the Partnership would include in subsequently filed quarterly reports on Form 6-K and Annual Reports on Form 20-F to describe any eliminations. The inclusion of Adjusted EBITDA will be determined based on the Staff’s decision with respect to Comment 2 below.

	Year ended December 31, 2015
							Consolidated
		Joint venture					and
	Majority	FSRUs		Total			combined
	held	(proportional		Segment	Elimin-		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$24,807	17,123	(651)	41,279			$41,279 (2)
Interest income	—	—	(7,568)	(7,568)			(7,568)
Interest expense	15,617	16,113	2,153	33,883	(16,113)	(3)	17,770
Depreciation and amortization	2,653	9,227	—	11,880	(9,227)	(4)	2,653
Income tax (benefit) expense	333	—	(20)	313			313
Equity in earnings of JVs: Interest (income) expense	—	—	—	—	16,113	(3)	16,113
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,227	(4)	9,227
Other financial items (1)	1,709	(9,257)	20	(7,528)	9,257	(5)	1,729
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(9,257)	(5)	(9,257)
Segment EBITDA	45,119	33,205	(6,066)	72,258			72,258
Cash collection/ principal payment on direct financing lease	2,919	—	—	2,919			2,919
Amortization in revenues for above market contracts	605	—	—	605			605
Adjusted EBITDA	$48,643	33,205	(6,066)	75,782			$75,782

HMLP002

Securities and Exchange Commission     November 1, 2016, Page 3

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

	Twelve months ended December 31, 2014
							Consolidated
		Joint venture					and
	Majority	FSRUs		Total			combined
	held	(proportional		Segment	Elimin-		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314			$1,314	(2)
Interest income	—	—	(4,959)	(4,959)			(4,959)
Interest expense	9,198	17,121	467	26,786	(17,121)	(3)	9,665
Depreciation and amortization	1,317	9,148	—	10,465	(9,148)	(4)	1,317
Income tax (benefit) expense	505	—	(24)	481			481
Equity in earnings of JVs: Interest (income) expense	—	—	—	—	17,121	(3)	17,121
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,148	(4)	9,148
Other financial items (1)	2,915	11,895	34	14,844	(11,895)	(5)	2,949
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	11,895	(5)	11,895
Segment EBITDA	22,310	32,834	(6,213)	48,931			48,931
Cash collection/ principal payment on direct financing lease	1,341	—	—	1,341			1,341
Amortization in revenues for above market contracts	—	—	—	—			—
Adjusted EBITDA	$23,651	32,834	(6,213)	50,272			$50,272

	Twelve months ended December 31, 2013
							Consolidated
		Joint venture					and
	Majority	FSRUs		Total			combined
	held	(proportional		Segment	Elimin-		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$1,669	40,228	(1,431)	40,466			$40,466 (2)
Interest income	—	—	(2,122)	(2,122)			(2,122)
Interest expense	352	18,085	—	18,437	(18,085)	(3)	352
Depreciation and amortization	8	9,053	—	9,061	(9,053)	(4)	8
Income tax (benefit) expense	—	—	—	—			—
Equity in earnings of JVs: Interest (income) expense				—	18,085	(3)	18,085
Equity in earnings of JVs: Depreciation and amortization				—	9,053	(4)	9,053
Other financial items (1)	1,096	(35,019)		(33,923)	35,019	(5)	1,096
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(35,019)	(5)	(35,019)
Segment EBITDA	3,125	32,347	(3,553)	31,919			31,919
Cash collection/ principal payment on direct financing lease	—	—	—	—			—
Amortization in revenues for above market contracts	—	—	—	—			—
Adjusted EBITDA	$3,125	32,347	(3,553)	31,919			$31,919

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(3)	Interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.
(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.
(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

HMLP003

Securities and Exchange Commission     November 1, 2016, Page 4

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

The tables below set forth examples of the additional footnote explanations to the segment reporting that the Partnership would include in subsequently filed quarterly reports on Form 6-K and Annual Reports on Form 20-F to describe any eliminations.

	Year ended December 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$57,465	42,698	—	100,163	(42,698)	$57,465
Total revenues	57,465	42,698	—	100,163		57,465
Operating expenses	(12,346)	(9,493)	(6,066)	(27,905)	9,493	(18,412)
Equity in earnings of joint ventures	—	—	—	—	17,123	17,123
Segment EBITDA	45,119	33,205	(6,066)	72,258
Depreciation and amortization	(2,653)	(9,227)	—	(11,880)	9,227	(2,653)
Operating income (loss)	42,466	23,978	(6,066)	60,378		53,523
Gain (loss) on derivative instruments	949	9,246	—	10,195	(9,246)	949
Other financial income (expense), net	(18,275)	(16,101)	5,395	(28,981)	16,101	(12,880)
Income (loss) before tax	25,140	17,123	(671)	41,592	—	41,592
Income tax benefit (expense)	(333)	—	20	(313)	—	(313)
Net income (loss)	$24,807	17,123	(651)	41,279	—	$41,279

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	As of December 31, 2015
		Joint venture					Consolidated
	Majority	FSRUs		Total			and combined
	held	(proportional		Segment	Elimin-		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Vessels, net of accumulated depreciation	$353,078	283,539	—	636,617	(283,539)	(1)	$353,078
Net investment in direct financing lease	293,303	—	—	293,303	—		293,303
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	13,991	13,991	—		13,991
Total assets	736,108	303,390	27,635	1,067,133	(303,390)	(1)	763,743
Accumulated losses of joint ventures	—	—	50	50	(42,557)	(1)	(42,507)
Expenditures for newbuildings, vessels & equipment	955	11,431	—	12,386	(11,431)	(2)	955
Expenditures for drydocking	—	1,664	—	1,664	(1,664)	(2)	—
Principal repayment direct financing lease	2,919	—	—	2,919	—		2,919
Amortization of above market contract	$605	—	—	605	—		$605

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ expenditures for vessels & equipment and drydocking to reflect the consolidated and combined carve-out expenditures of the Partnership.

HMLP004

Securities and Exchange Commission     November 1, 2016, Page 5

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

	Year ended December 31, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$22,227	41,319	—	63,546	(41,319)	$22,227
Construction contract revenues	51,868	—	—	51,868	—	51,868
Other revenue	474	—	—	474	—	474
Total revenues	74,569	41,319	—	115,888		74,569
Operating expenses	(13,689)	(8,485)	(6,213)	(28,387)	8,485	(19,902)
Construction contract expenses	(38,570)	—	—	(38,570)	—	(38,570)
Equity in earnings of joint ventures	—	—	—	—	(5,330)	(5,330)
Segment EBITDA	22,310	32,834	(6,213)	48,931
Depreciation and amortization	(1,317)	(9,148)	—	(10,465)	9,148	(1,317)
Operating income (loss)	20,993	23,686	(6,213)	38,466		9,450
Gain (loss) on derivative instruments	(161)	(11,878)	—	(12,039)	11,878	(161)
Other financial income (expense), net	(11,952)	(17,138)	4,458	(24,632)	17,138	(7,494)
Income (loss) before tax	8,880	(5,330)	(1,755)	1,795	—	1,795
Income tax benefit (expense)	(505)	—	24	(481)	—	(481)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314	—	$1,314

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	As of December 31, 2014
		Joint venture					Consolidated
	Majority	FSRUs		Total			and combined
	held	(proportional		Segment	Elimin-		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Vessels, net of accumulated depreciation	$—	279,670	—	279,670	(279,670)	(1)	$—
Net investment in direct financing lease	295,363	—	—	295,363	—		295,363
Advances to joint ventures	—	—	18,952	18,952	—		18,952
Total assets	358,800	299,059	190,618	848,477	(299,059)	(1)	549,418
Accumulated losses of joint ventures	—	—	50	50	(59,680)	(1)	(59,630)
Expenditures for newbuildings, vessels & equipment	172,324	2,358	—	174,682	(2,358)	(2)	172,324
Expenditures for drydocking	—	—	—	—	—		—
Principal repayment direct financing lease	$1,341	—	—	1,341	—		$1,341

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation and Total Assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ expenditures for vessels & equipment to reflect the consolidated and combined carve-out expenditures of the Partnership.

HMLP005

Securities and Exchange Commission     November 1, 2016, Page 6

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

	Year ended December 31, 2013
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$—	41,110	—	41,110	(41,110)	$—
Construction contract revenues	51,062	—	—	51,062	—	51,062
Other revenues	511	—	—	511	—	511
Total revenues	51,573	41,110	—	92,683		51,573
Operating expenses	(4,490)	(8,763)	(3,553)	(16,806)	8,763	(8,043)
Construction contract expenses	(43,958)	—	—	(43,958)	—	(43,958)
Equity in earnings of joint ventures	—	—	—	—	40,228	40,228
Segment EBITDA	3,125	32,347	(3,553)	31,919
Depreciation and amortization	(8)	(9,053)	—	(9,061)	9,053	(8)
Operating income (loss)	3,117	23,294	(3,553)	22,858		39,792
Gain (loss) on derivative instruments	—	35,038	—	35,038	(35,038)	—
Other financial income (expense), net	(1,448)	(18,104)	2,122	(17,430)	18,104	674
Income (loss) before tax	1,669	40,228	(1,431)	40,466	—	40,466
Income tax expense	—	—	—	—	—	—
Net income (loss)	$1,669	40,228	(1,431)	40,466	—	$40,466

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

2.	We note that your calculation of Adjusted EBITDA adds back the principal portion of the cash received related to the direct finance lease receivable, essentially adjusting results upward, in order to “assist investors in comparing your results to other investment alternatives that account for time charters as operating leases rather than financial leases.” Please note that Question 100.04 of the Compliance and Disclosure Interpretation on non-GAAP measures issued May 17, 2016 specifically states that non-GAAP measures that substitute individually tailored recognition and measurement methods for any financial statement line item for those of GAAP could violate Rule 100(b) of Regulation G. Please tell us how your presentation of Adjusted EBITDA here and in your quarterly press releases, which also include adjustments for above-market charters and amortization of deferred revenue, is consistent with this guidance.

Response: The Partnership views Adjusted EBITDA as an operating performance measure that assists management and unitholders in assessing the Partnership’s cash generating performance from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods. In addition, the Partnership views Adjusted EBITDA as useful to management and unitholders because the Partnership believes that it increases the comparability of its performance from period to period against the performance of other companies in the Partnership’s industry. The Partnership believes that cash received in respect of principal repayments under the direct financing lease is an important cash generating item with respect to the PGN FSRU Lampung vessel. If the Partnership does not adjust for such principal repayments, the Partnership’s cash generating performance with respect to all of its principal assets would not be comparable to that of other companies in the Partnership’s industry that account for the time charters of all of their vessels as operating leases. In addition, the Partnership believes that the principal repayments under the direct financing lease are analogous to depreciation on operating leases insofar as the impact they have on revenue generating assets. Similarly, the Partnership believes that non-cash amortization related to the above market time charter contract is analogous to depreciation insofar as the above market value of the time charter contract associated with the Höegh Gallant is amortized over the remaining period of the time charter as a reduction to hire revenue under the Höegh Gallant time charter. Further, the Partnership believes that non-cash amortization of deferred revenue related to the Joint venture FSRUs is an important non-cash adjustment to reduce the cash generating performance for the individual periods since the amortization period will be over the remaining period of the time charters. Without adjusting for these three items, it would also be difficult for an investor to compare the cash generating performance in a given period between the individual time charter contracts. Therefore, the Partnership believes that the adjustment for these three items better assists management and unitholders in assessing the total return of the Partnership’s revenue generating assets and comparing such to other companies in the Partnership’s industry.

HMLP006

Securities and Exchange Commission     November 1, 2016, Page 7

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

However, if the Staff does not find our response acceptable, the Partnership proposes to amend disclosures in subsequently filed quarterly reports on Form 6-K and Annual Reports on Form 20-F, beginning with the quarterly report on Form 6-K for the nine months ending September 30, 2016 and Form 20-F for the year ending December 31, 2016, as well as in future quarterly press releases, by removing the adjustments of cash collection/ principal payment on direct financing lease, amortization in revenues for above market contracts and amortization of deferred revenue for Adjusted EBITDA. Since the three adjustments discussed above are the only items included in Adjusted EBITDA, the Partnership would no longer disclose this measure.

Critical Accounting Estimates

Time Charter Revenue Recognition, page 116

3.	Please tell us in your response how the time charter agreements for the Hoegh Gallant and PGN FSRU Lampung differ, causing one to be treated as an operating lease and the other to be treated as a direct financing lease. To the extent criteria set forth in FASB ASC 840-10-25-1d related to minimum lease payments has been met in the Lampung charter agreement, please provide to us your calculation of the present value of the minimum lease payments at the beginning of the lease term, and how you bifurcated the time charter payment into time charter services revenue and direct financing lease payment (principal and interest). As a related matter, please revise your disclosure here and elsewhere in your filing, as applicable, to discuss these differences.

Response: The Partnership evaluates its time charter agreement under the criteria of ASC 840-10-25-1 and ASC 840-10-25-42. The primary factor in the Partnership’s determination that the time charter agreement for the Höegh Gallant is an operating lease is the five year term of the time charter.1 As a result, the criteria of ASC 840-10-25-1 and ASC 840-10-25-42 were not met. The major difference in the time charter agreement for the PGN FSRU Lampung is its twenty year lease term. As a result, the time charter agreement for the PGN FSRU Lampung met the criteria of ASC 840-10-25-1d and both the criteria of ASC 840-10-25-42 were also met. The attached calculation in Appendix I reflects that discounting of the minimum lease payments at the interest rate implicit in the time charter arrangement results in a present value of the minimum lease payments at the beginning of the lease term that exceed 90 percent of the fair value of the vessel.

ASC 840-10-15-17 through 19 requires that the lease element be separated from non lease elements in multiple element arrangements on a relative fair value basis, regardless of whether there is objective evidence of fair value. The time charter agreement for the PGN FSRU Lampung does not separately price the lease element (bareboat) from the service element (time charter services). Since there was no vendor specific objective evidence or third-party evidence benchmarks on which to place reliance, the Partnership’s management found it necessary to develop a Best Estimate of Selling Price (“BESP”) for the lease element and substantial service element of its time charter arrangements. The Partnership began with an internal pricing model used to determine day rates for tenders based on target IRR on unleveraged capital, compared FSRU offerings to other product offerings and estimated the pricing impact of the market conditions and entity specific factors. Based on this analysis, the Partnership’s management concluded that the BESP of the 1) day rate for the lease element was to be calculated based on an IRR for a required return on investment for each time charter arrangement; and the 2) day rate for substantial services are based on a standard price list that developed an average day rate with adjustments for time charter specific performance risk and credit risk components. Upon determination of the individual day rates for each of the lease and services elements, the total fixed contractual day rate is bifurcated into the lease element and the service element with the relative selling price calculation for accounting purposes.

The Partnership respectfully requests that it be permitted to provide the revised disclosure set forth below (see blackline text and underlined text for proposed changes), which includes a description of the differences between the time charters for the Höegh Gallant and PGN FSRU Lampung, under the caption “Critical Accounting Estimates — Time Charter Revenue Recognition” in subsequently filed Annual Reports on Form 20-F, beginning with the Form 20-F for the year ending December 31, 2016.

1 Pursuant to an option agreement, the Partnership also has the right to cause Höegh LNG Holdings Ltd. to charter the Höegh Gallant from the expiration or termination of Hoegh LNG Egypt LLC’s charter until July 2025.

HMLP007

Securities and Exchange Commission     November 1, 2016, Page 8

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

“Critical Accounting Estimates

Time Charter Revenue Recognition

Revenue arrangements include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

The lease element of time charters that are accounted for as operating leases are recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which has a five year lease term at inception, is accounted for as an operating lease.

The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. Direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which has a 20 year lease term at inception, meets the criteria of transferring substantially of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Evaluation of whether a time charter should be accounted for as an operating or financial lease requires use of judgment. Our evaluations of each time charter require that we estimate the fair value of our FSRUs, the estimated useful lives of those vessels, whether the option price, if any, represents a bargain purchase option, whether options to extend the time charter are reasonably assured and other factors.

The impact of the change in such estimates could impact our evaluation of the accounting for the time charters as ~~operating or~~ financial leases, if the criteria are met, or operating leases.

Operating leases recognize revenues on a straight-line basis as time charters are provided while financial leases use the effective interest rate method. Under the effective interest rate method, part of the payment is reflected as a repayment of the net investment in the direct financing lease (receivable). As a result, the revenue component of a direct financial lease shows a declining profile over time. However, the cash flows from time charters are not impacted by the accounting treatment applied.

Fees for providing time charter services, reimbursements for actual vessel operating expenses or other costs are recognized as revenues as services are performed or the actual costs are incurred. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire.

Our time charters may include provisions for the charterer to make upfront payments for fees for certain vessel modifications, drydocking costs, other additions to equipment or spare parts or estimates for certain reimbursable costs or taxes. Fees for modifications or other additions to equipment are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Upfront payments of fees for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.”

Please direct any questions you have with respect to the foregoing responses to me at +44 7919058830 (Richard.Tyrrell@HoeghLNGPartners.com) or Catherine Gallagher of Vinson & Elkins L.L.P. at (202) 639-6544 (cgallagher@velaw.com).

Very truly yours,

/s/ Richard Tyrrell
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer

cc:	Amy Geddes (Securities and Exchange Commission)

Catherine Gallagher (Vinson & Elkins L.L.P.)

Adorys Velazquez (Vinson & Elkins L.L.P.)

HMLP008

Securities and Exchange Commission     November 1, 2016, Page A-1

FOIA Confidential Treatment Requested By Höegh LNG Partners LP

Appendix I

[ * * * ].

HMLP009